UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)

Under the Securities Exchange Act of 1934*

LIFEWAY FOODS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

531914109
(CUSIP Number)

Julie Smolyansky Chief Executive Officer, President and Secretary Lifeway Foods, Inc. 6431 Oakton Street Morton Grove, IL 60053 (847) 967-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	531914109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Julie Smolyansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,975,950
	8	SHARED VOTING POWER
504,636
	9	SOLE DISPOSITIVE POWER
1,975,950
	10	SHARED DISPOSITIVE POWER
504,636
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,502,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.93%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

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AMENDMENT 10 TO SCHEDULE 13D

This Amendment No. 10 amends and supplements the Schedule 13D/A No. 9 filed on July 22, 2019 by Julie Smolyansky, together with Ludmila Smolyansky and Edward Smolyansky. This Amendment No. 10 is being filed by Julie Smolyansky for the purpose of providing additional information set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Julie Smolyansky

On April 17, 2020, Julie Smolyansky acquired 300 shares of Common Stock for $2.19 per share as a purchase of securities on an exchange or from another person.

On April 17, 2020, Julie Smolyansky acquired 200 shares of Common Stock for $2.20 per share as a purchase of securities on an exchange or from another person.

On April 17, 2020, Julie Smolyansky acquired 900 shares of Common Stock for $2.26 per share as a purchase of securities on an exchange or from another person.

On April 17, 2020, Julie Smolyansky acquired 200 shares of Common Stock for $2.15 per share as a purchase of securities on an exchange or from another person.

On April 20, 2020, Julie Smolyansky acquired 300 shares of Common Stock for $2.16 per share as a purchase of securities on an exchange or from another person.

On August 18, 2020, Julie Smolyansky acquired 500 shares of Common Stock for $4.02 per share as a purchase of securities on an exchange or from another person.

On August 18, 2020, Julie Smolyansky acquired 500 shares of Common Stock for $3.98 per share as a purchase of securities on an exchange or from another person.

On August 18, 2020, Julie Smolyansky acquired 2,100 shares of Common Stock for $4.23 per share.

On November 20, 2020, Julie Smolyansky acquired 900 shares of Common Stock for $7.00 per share.

On November 20, 2020, Julie Smolyansky acquired 100 shares of Common Stock for $6.99 per share.

On April 29, 2021, Julie Smolyansky was granted a time-based restricted stock award of 31,559 shares pursuant to the Company's 2015 Omnibus Incentive Plan. All of such time-based restricted stock will vest immediately upon issuance. The issuance of such shares is dependent on receipt by the Company of consent and agreement by DanoneWave PBC ("Danone") that such issuance will not constitute a breach of violation of or constitute "New Securities" under that certain Stockholders' Agreement, dated as of October 1, 1999, by and among the Corporation, Danone, Michael Smolyansky and the other stockholders of the Corporation listed therein, as amended by that certain letter agreement dated September 24, 1999 and as further amended from time to time (the “Stockholders’ Agreement”). Such shares may be issued within 60 days of the date of this Schedule 13D/A are included as beneficially owned by Julie Smolyansky.

On April 29, 2021, Julie Smolyansky was granted a time-based restricted stock award of 146,198 shares pursuant to the Company's 2015 Omnibus Incentive Plan. Of such time-based restricted stock, 48,7333 shares will vest immediately upon issuance and 48,733 shares will vest on April 29, 2023 and 48,732 will vest on April 29, 2024, contingent on the Reporting Person’s continued service on each applicable vesting date. The issuance of all 146,198 shares granted is contingent on vesting, if not already vested, and receipt by the Company of consent and agreement by Danone that such issuance will not constitute a breach of violation of or constitute "New Securities" under the Stockholders' Agreement. 48,733 shares may be issued within 60 days of the date of this Schedule 13D/A and are included as beneficially owned by Julie Smolyansky.

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On September 10, 2021, Julie Smolyansky acquired 2,000 shares of Common Stock for $5.20 in the open market.

On April 20, 2022, Julie Smolyansky was granted a restricted stock award of 23,694 shares under the Company’s 2019 Long Term Incentive Program for the 2021 performance period and issued pursuant to the Company’s 2015 Omnibus Incentive Plan. All such shares will vest immediately upon issuance. The issuance of such shares is dependent on receipt by the Company of consent and agreement by Danone that such issuance will not constitute a breach of violation of or constitute "New Securities" under the Stockholders' Agreement. Such shares may be issued within 60 days of the date of this Schedule 13D/A are included as beneficially owned by Julie Smolyansky.

On April 20, 2022, Julie Smolyansky was granted a time-based restricted stock award of 125,000 shares pursuant to the Company’s 2021 Long Term Incentive Program for the 2021 performance period and issued pursuant to the Company's 2015 Omnibus Incentive Plan. Of such time-based restricted stock, 41,667 shares will vest immediately upon issuance, 41,667 shares will vest on April 20, 2023 and 41,666 will vest on April 20, 2024, contingent on the Reporting Person's continued service on each applicable vesting date. The issuance of all 125,000 shares is contingent on vesting, if not already vested, and receipt by the Company of consent and agreement by Danone that such issuance will not constitute a breach of violation of or constitute "New Securities" under the Stockholders' Agreement. 41,666 shares may be issued within 60 days of the date of this Schedule 13D/A and are included as beneficially owned by Julie Smolyansky.

On August 31, 2022, July Smolyansky was granted an award of 40,000 restricted stock units as incentive compensation. Each restricted stock unit has a value equal to one share of common stock. Of such restricted stock units, 13,333 will vest on August 31, 2023, 13,333 will vest on August 31, 2024 and 13,334 will vest on August 31, 2025, contingent on the Reporting Person's continued service on each applicable vesting date. The issuance of shares upon vesting of these restricted stock units is contingent upon receipt by the Company of consent and agreement by Danone that such issuance will not constitute a breach of violation of or constitute "New Securities" under the Stockholders' Agreement.

On December 12, 2022, Julie Smolyansky acquired 2,000 shares of Common Stock for $6.75 per share.

On December 13, 2022, Julie Smolyansky acquired 1,000 shares of Common Stock for $6.72 per share.

On December 16, 2022, Julie Smolyansky acquired 2,000 shares of Common Stock for $5.78 per share.

Item 4. Purpose of Transaction

The transactions itemized in Item 3 above were for made personal investment purposes and the grants to her were compensatory.

As a substantial shareholder and executive officer and director of the Company, Ms. Smolyansky expects to communicate from time to time in the future to management, the board of directors and other Company shareholders her views as to matters that she believes will benefit the Company and its shareholders.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to add the following:

(a)-(b) The Reporting Person may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,502,802 shares of Common Stock as of February 8, 2023, which represent 16.93% of the Issuer’s outstanding shares of Common Stock. The 2,502,802 shares consist of (1) 1,838,451 shares of Common Stock owned and held directly by Julie Smolyansky, (2) 137,499 shares of common stock which may be issued to her within 60 days of the date of this Schedule 13D/A, (3) 22,216 shares beneficially owned by her on behalf of minor children, (4) 4,636 shares owned by her spouse, and (5) 500,000 shares held by Smolyansky Family Holdings LLC, of which Julie Smolyansky owns 50%. Julie Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein. Julie Smolyansky has sole voting and dispositive control over the shares ascribed to her, except the 4,636 shares owned by her spouse and 500,000 shares owned by Smolyansky Family Holdings LLC, over which Julie Smolyansky and Edward Smolyansky share voting and dispositive control.

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This percentage calculation was based on 14,644,762 shares outstanding as provided by the Issuer.

(c) There have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.

Item 6.

Pursuant to the Stockholders’ Agreement Julie Smolyansky, Ludmila Smolyansky, Edward Smolyansky have agreed to act together as a group with respect to electing a director nominated by Danone. Ludmila Smolyansky may be deemed to beneficially own 2,490,963 shares of the Company’s Common Stock. Edward Smolyansky may be deemed to beneficially own 1,942,439, as well the 500,000 shares held by Smolyansky Family Holdings LLC, of which Edward Smolyansky owns 50%. Together as a group, Julie Smolyansky, Ludmila Smolyansky and Edward Smolyansky may be deemed to own 6,936,204 shares, or 46.92% of the Company’s outstanding common stock.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023
	By:	/s/ Julie Smolyansky
Julie Smolyansky

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